As filed with the Securities and Exchange Commission on October 14, 1999
                                                           File No.   333-80429
                                                                    -----------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form SB-1/A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           ASSET SERVICING CORPORATION
             (Exact name of registrant as specified in its charter)

      Nevada                         522200                      75-2823489
-----------------------------   ------------------------      ------------------
(State or jurisdiction of        (Primary Industrial           I.R.S. Employer
incorporation or organization)  Classification Code No.)      Identification No.

        709 B West Rusk, Suite 580, Rockwall, Texas 75087      (214) 212-2307
--------------------------------------------------------------------------------
(Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

                                Charles E. Smith
        709 B West Rusk, Suite 580, Rockwall, Texas 75087 (214) 212-2307
--------------------------------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code of agent for service)

                                   Copies to:
                                French & Hamilton
                                Attorneys at Law
                         14651 Dallas Parkway, Suite 434
                               Dallas, Texas 75248
                                 (972) 404-1414

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                         CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------
Title of Each              Amount              Proposed Maximum               Proposed                  Amount of
Class of Securities         To be              Offering Price               Maximum Aggregate         Registration
to be Registered           Registered              Per Unit                   Offering Price              Fee
-------------------------------------------------------------------------------------------------------------------

Common Stock,
$0.001 par value
Minimum                       50,000                 $1.00                      $   50,000              $278
Maximum                    1,000,000                 $1.00                      $1,000,000              $278
-------------------------------------------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                                                         Initial Public Offering
                                                              Prospectus

                           Asset Servicing Corporation

                         Minimum of 50,000 shares, and a
                           Maximum of 1,000,000 shares
                                 $1.00 per share

Asset Servicing Corporation

The Offering:
                    Per Share   Minimum      Maximum
 Public Price . . .   $1.00    $ 50,000     $1,000,000
Underwriting
      discounts . .    0.06       3,000         60,000
Proceeds to
Issuer                $0.94    $ 47,000     $  940,000


Underwriting discounts/commissions are only payable if registered broker-dealers participate in the offering. Charles Smith is the sole officer and director and he is offering the securities to investors. The funds will be held in escrow by an attorney until the minimum amount is sold and the offering will end 180 days after the effective date of this registration statement.



There is currently no market for our securities.

                          ----------------------------

This Investment Involves a High Degree of Risk. You should Purchase Shares Only If You Can Afford A Complete Loss. See "Risk Factors" Beginning on Page 3.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          -----------------------------


                    This Prospectus is dated October 14, 1999

                               PROSPECTUS SUMMARY
OUR COMPANY

         We were incorporated in Nevada on May 27, 1998. The founder, Charles Smith is our sole director, officer and employee and holds 200,000 shares of common stock which we issued to him for $2,500, composed of $500 cash and $2,000 of his services.

         We are engaged in the leasing of equipment and vehicles to businesses. We plan to focus on businesses who are financially sound but might have a difficult time getting financing at a bank or other traditional sources. We will lease to these type of businesses since we will be able to charge a higher lease rate than to businesses with unblemished credit histories. We will concentrate on equipment and vehicles that are an integral part of the business which will help further to secure our financial position and secure our payment stream.


THE OFFERING
                                                      Minimum         Maximum
                                                      -------        ---------
Common stock offered                                   50,000        1,000,000
Total shares outstanding after this offering          250,000        1,200,000

USE OF PROCEEDS:

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:

     o    pay expenses of this offering
     o    purchase equipment or vehicles to lease out, and for
     o    marketing and general working capital

In order to ensure we use our capital efficiently, we will not purchase equipment without a lease contract in place.


DILUTION:   You will suffer substantial dilution if you invest in this offering.



                                                                   After           After
                                                Actual            Minimum         Maximum
                                            Sept. 30, 1999        Offering        Offering
                                            --------------        --------        --------


*  Net tangible book value per share
    before/after this offering                  (0.02)            ( 0.11)         ( 0.67)
*  Per share dilution to new stockholders                         ($0.89)         ( 0.33)



If you invest in this offering:

     o assuming the minimum is sold, you will suffer a dilution of $0.89 for every dollar you invest. In other words, a one dollar investment will have a book value of $0.11 (eleven cents) after the offering;
     o assuming the maximum is sold, you will suffer a dilution of $0.33 for every dollar you invest. In other words, a one dollar investment will have a book value of $0.67 (sixty-seven cents) after the offering.

                                  RISK FACTORS


1. Reliance on sole officer and director, lack of experience, and no history of operations: As manager, I have no previous experience in starting a leasing company and if you invest in this offering with no history of operations you will be relying upon me to originate, underwrite, close and service leases through leveraging my personal and professional relationships.
2. Untested management procedures: I intend to implement procedures for the underwriting and servicing of leases which have not been formally written or proved in an operating company.
3. Lessee's Misrepresentation: When originating leases there is the risk of a company misrepresenting their financial condition, management ability or principal's character which could result in the loss of income or collateral on that lease.
4. Collection Risks: When servicing leases we have the risk of the company not being punctual in their payments due on the leases. The payment history of the lessee is a key factor in 'seasoning' the leases prior to sale/financing.
5. Economic or Market Risk: When selling leases in the secondary market, we have the risk that market interest rates may rise therefore making the interest rates factored into our leases low compared with prevailing interest rates - the effective interest rate on our leases will determine the price we can sell the lease contract for because the prevailing market interest rates will determine what kind of return an investor or company is looking for.
6. Loss of Collateral: Once a lease is made, there is the risk that the collateral is transported to an unknown location which could make our lease worthless.


                              PLAN OF DISTRIBUTION


         This is a direct participation offering of the common stock of the Company and is being sold on behalf of the Company by the sole officer and director of our Company, who will receive no commission on such sales.


         Funds raised in this offering before the minimum amount is raised will be held under an escrow agreement with T. Alan Owen & Associates, P.C., Attorneys at Law. Such funds will be refunded immediately if the minimum amount is not sold within 180 days.

         We will also invite licensed soliciting broker-dealers that are members of the National Association of Securities Dealers, Inc. to participate, who may hereafter be engaged by us to sell the common stock since at this time we have no underwriting agreement with any licensed broker-dealer. We will pay a 6% commission to the registered broker dealers. In addition, the shares may be offered and sold by Our offering will continue for a maximum of 180 days from the effective date of this registration statement. Since we have no underwriting agreement with a licensed broker-dealer, the success of this offering is based on the efforts of the sole officer and director of the Company at this time. We anticipate selling our common stock to investors in the United

States, Canada and in some foreign countries.

         Mr. Smith or his associates/affiliates may not purchase securities in this offering in order to reach the minimum. They may purchase shares after the minimum has been met but that amount is limited to ten percent (10%) of the total number of shares sold.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Transfer Company the stock transfer company chosen by the company as soon as the Minimum subscription amount is raised. See the section titled "TRANSFER AGENT".

                                 USE OF PROCEEDS

         The total cost of the minimum offering, exclusive of any sales commissions paid to participating broker dealers, is estimated to be $14,128 ($31,128 if the maximum is sold) consisting primarily of legal, accounting and blue sky fees. There are no agreements or arrangements in place as of the date of this Prospectus for participation of any broker dealers in this offering.

         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the Minimum and Maximum subscription amounts:

                                          $50,000      $500,000     $1,000,000
--------------------------------------------------------------------------------

                                          Minimum       Midpoint       Maximum

Legal, Accounting & Printing Expenses       8,000         12,000        25,000
Other Offering Expenses                     6,128          6,128         6,128
Marketing Expenses & Due Diligence          3,000         30,000        60,000
Net Proceeds to Company                    32,872        402,872       804,872
                                         --------       --------    ----------
TOTAL                                    $ 50,000       $500,000    $1,000,000

The following describes each of the expense categories:


     o legal, accounting and printing expense amount is the estimated costs associated with this offering;
     o other offering expenses includes SEC registration fee, Blue Sky fees and miscellaneous expenses with regards to this offering.
     o marketing expenses & due diligence is the amount we will pay to registered broker-dealers who might help us raise money in this offering. This represents a commission of six percent (6%) of the offering amount ($3,000 if brokers raise the minimum amount for us and $60,000 if brokers raise the maximum amount for us). If registered broker dealers do not help us raise funds, this amount will represent additional proceeds to the company.


         The following table sets forth how we anticipate using the net proceeds to the company:

                                    $50,000      $500,000            $1,000,000
                                    Minimum      Midpoint              Maximum
--------------------------------------------------------------------------------

Purchase of equipment            $  2,500        $ 20,000             $  45,000
Purchase of software                  -0-          30,000                60,000
General corporate overhead          5,372          40,000                80,000
Funding of lease contracts         25,000         312,872               619,872
                                 --------        --------           -----------
Proceeds to company              $ 32,872        $402,872             $ 804,872


         The company may raise an amount between the minimum and midpoint which would allow it to purchase software and some equipment, but put most of the funds, approximately $155,000 into funding of lease contracts, with the additional amount being used for general corporate overhead. Should the company raise an amount between the midpoint and the maximum, approximately $450,000 would be used to finance lease contracts with the balance for software, equipment and general corporate overhead.


Discussion of the proceeds and the business is included in the following section.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION


         We are in the business of originating, underwriting, documenting, closing, funding, and servicing leases. As the company has just been organized, there exists no historical operating performance.

         The vehicle and equipment leasing industry is a non-regulated industry (except for the general issue of usury) and has become much more widely accepted in the recent past as more and more individuals and businesses have turned to leasing as an alternative financing method. There are a tremendous number of companies in the equipment leasing business performing some function, whether it be of lender, broker, marketer or leasing company.

         The vehicle and equipment leasing industry is very fragmented because there are a large number of companies, both big and small, who service different segments of the market and many specialize in particular products, for example, automobiles or computers. In general, the key to the building of a business is in the marketing and obtaining of loans. Any company with funds can set up an operation to lend those funds out but the keys are:
     o being able to attract the type of leases you want to finance and qualify them;
     o    servicing those leases; and
     o if the company should sell those lease contracts - their portfolio - to sell them at a favorable rate so that a profit is made.


         There are two types of leases: capital leases and operating leases. Generally, companies who market lease financing will have a higher interest rate than a bank will charge. However, one of the biggest advantages of lease financing is that a borrower does not have to tie up his credit line at the bank and in if it is an operating lease, it is not reflected as a liability on a company's balance sheet. A capital lease is a lease where the buyer pays a certain amount for a defined number of months and then has the option to buy the equipment for some nominal amount, like ten dollars. An operating lease is similar to a capital lease except that at the end of the term of the lease, the buyout is at a higher amount - for example, ten percent or fair market value.


         Consolidation in the financial services industry allows for low barriers of entry. In addition, due to consolidation, many B and C tier credits are being neglected in favor of larger, more established companies as financial institutions lean more toward "asset growth" than to individual transactions. This is a positive for the company as a market for selling lease portfolios is enhanced as those same financial institutions become buyers rather than originators.

         Principally, the market for leases is broad, defined more by industry and need rather than by "type" of lease. Consequently, to narrow the focus of the company, secured transactions targeting B and C credit rated customers is contemplated. B and C rated customers means they are of sound credit risk but are not considered "bankable". Such ratings are typically applied based on the company's net worth in conjunction with their credit pay history.

It is this company's intention to lend to businesses that meet the following criteria:

     o have at least a one to one current ratio (the ratio of current assets to current liabilities);
     o    have at least a two to one asset to debt ratio;
     o    have a debt coverage ratio of at least 120%; and
     o    have been in business for at least two full years.

         The issuers plan of operation for the twelve months following the commencement of the proposed offering will be to market and originate leases while setting up a set of procedures to fund and service the leases, although those procedures have not been formally formulated. We will use the funds raised in this offering to cash flow through leases, take those leases with the other capital of the company and leverage them to obtain additional funding for more lease contracts. This will be a continuing cycle. Even so, the company will not outstrip its capital requirements regardless of the amount raised as the company plans to either leverage funded leases for collateral borrowing purposes or to bundle and sell performing leases to raise required capital.

         We have an immediate advantage in starting our marketing or distribution because we will be operated by our President, Charles Smith, who is a certified public accountant and, as a statement of fact, receives requests for leases from customers and associates on a regular basis. Certainly then, the company will be highly dependent on his ability to leverage personal and professional relationships that then translate into lease business for the company. Given such personal referrals, the probability of the original deal flow is anticipated to come from existing relationships. However, it is anticipated the lease portfolio will grow rapidly and will not be dominated by a few customers. As for availability of product, the economy is strong and competition fierce, that equipment availability shall remain strong for the foreseeable future.

         As our company grows, our marketing and method of distribution is planned to be through a centralized management team that will market, document, police and service the leases. Through centralization, efficiencies, consistency in product and credit underwriting, and uniformity, integrity in the lease portfolio is achieved.

         Generally, equipment loses value or depreciates over time. When a equipment is leased for two years, one is paying for two years of depreciation in monthly payments plus interest. At the end of the lease term, the vehicle can either be sold to you or someone else for its value at that time.

         For the lessee, leasing allows them to enjoy the use of a high priced product without paying the retail price. Thus, the benefits of leasing are:
     o lower monthly payments with no down payment in most cases, allowing a lessee to afford equipment that otherwise might not be affordable;

     o the termination of the lease is pre-negotiated so there is no hassle at the end of the lease term; and

     o    for most business purposes, lease payments are tax deductible.

         Servicing the lease contracts involves setting up a payment schedule for the leases and collecting the payments. The main objective in this area is to ensure the payments are collected on time. Servicing loans and leases are software driven. The primary costs are borne on the front end. Once documented and funded, the administrative costs are simply posting monthly payments unless the lessee becomes delinquent. It is at this point the company will become active and intimate with the lessee to ensure the lease does not become "past due". Such activities will include daily conversations with the lessee, requesting additional collateral to secure the lease, even renegotiating the lease in some form so that it remains performing.


         When we have received timely payments on a lease contract for six months or twelve months, depending on the buyer, it is then categorized as "seasoned" to a buyer, this means the lease contract can reasonably be ensured to pay timely in the future. This is why it is so important to qualify a potential borrower in the first phase of the process.

         Once a company has seasoned lease contracts, they may keep the lease contracts in their own portfolio or sell them to someone else. A company may keep the lease contracts in their own portfolio (not sell them) if it has a large amount of funds available or designated for that purpose and they are satisfied with the return on their funds. A company may sell the lease contracts in order to make a profit and turn the funds over into new lease contracts and repeat that cycle over and over again.

         Brokering lease financing is another aspect of the leasing business which small companies fill who don't have a large pool of capital of their own. They are basically marketers who obtain customers who need and wish lease financing and enter into relationships with large finance companies and put together the financing and the lessee. Essentially they are putting together the buyer (lessee) and the seller (finance company). For this they build in a fee and can "fund" loans without concern about running out of capital.


         We will transact business in the Dallas/Fort Worth Metroplex in North Central Texas. The 1990's have been a period of consolidation and steady employment growth for the area. The Metroplex is the third largest hub for corporate headquarters and high tech companies in the country. For further information reference is made to a report by the Texas Comptroller of Public Accounts titled Dallas/Fort Worth Metropolitan Area Profile and can be found in its entirety at the following web site: http://www.window.texas.gov/ecodata/regional/northcen/nctdfwmsa.

         According to information derived from the US Census by the Texas State Data Center at Texas A&M University (see web site http://www.txsdc.tamu.edu/tenfgs.html) Texas ranks as the fastest growing state (numerically) in the nation, it's population increasing 12.6% from 1990 to 1996. In addition, it is the second most populous state in the nation with 19.1 million people, second only to California's 31.9 million. In fact, in a Wall Street Journal article published earlier this year, the Dallas/Fort Worth Metroplex was identified as the third fastest growing area in the country for the next five years. This will give the Metroplex area an approximate population of 5.6 million people. This area then provides a significant base of businesses from which to solicit business for our company and provides an economic base conducive to growth because of the number of potential lessees.


         We, as a company, will market our lease financing to small sized companies that are available from existing relationships through our President. The potential for these contracts are expected to total more in value than the proceeds from this offering if the maximum amount were raised. We know from our relationships with other businesses that there are a large number of businesses that need financing that cannot get it through traditional sources, but have good cash flow, integrity in management and that we can achieve a higher interest rate and therefore a higher return through lease financing to these businesses. We will choose to specialize in leasing vehicles and/or equipment to this segment of the business population. After we have exhausted all the opportunities from our contacts, we will then move to some sort of advertising campaign to generate new business.

         After securing lease contracts, we will season the loans and then make a decision whether or not to sell them. After we have used all the funds available for leasing, we anticipate being able to secure a line of credit with a bank or other institution that will provide us additional capital to create lease contracts with where we will then make a "spread" ; "spread" is the difference between what interest rate we charge in our lease contracts and the rate we will pay to the bank.

         If we are unable to secure a loan with a bank or other institution, we will continue to service our current portfolio while looking for some alternative capital sources. We will also broker loans if our funds run out before we can arrange for some alternate financing arrangement within our company. However, we believe that when we can show a track record, that many financial institutions will want to partake of our success.

         One way to enhance our success is to buy the equipment we lease at wholesale prices and lease it based upon the retail value. This enhances our rate of return.

         As an example of a lease we might make, a Company A may come to us and say we want to lease a shuttle bus, it doesn't have to be new, but has to have low miles and be in good condition. We would buy a used, but relatively new shuttle bus say for $20,000 and lease it to Company A for $650 per month with a 10% buyout at the end of the lease. This will give us an effective yield of over thirty percent (30%). The lease in this case is based upon us being able to buy the vehicle at a lower price because we have cash in hand.


         Assuming we raise the minimum amount in this offering, we will not have a large surplus of cash. However, we will be able to finance a few contracts with the $32,872 proceeds to the company as well as using some for general working capital of the company. We will not pay salaries until such time as the company is generating revenue from contracts and/or fees; our overhead will be minimal because we will be using the resources of our President, Mr. Smith. We will then use those contracts and any other capital we have to leverage our financial position in order to attract additional funds to satisfy our cash requirements and give us funds to secure more lease contracts. This cycle of using our available capital from this offering and or lines of credit to secure lease contracts and leveraging those to secure access to additional capital will continue as a cycle so that we can build our portfolio base and finance the growth of the company.

         Assuming we raise $500,000 in this offering, a midpoint between the minimum and maximum, we will be able to secure a good number of lease contracts and have a more diversified portfolio. With the $402,872 cash proceeds to the company from this midpoint offering, we will purchase some software unique to servicing the contracts, start some marketing through professional organizations but put most of the funds into funding lease contracts. We will then use those contracts and our remaining capital we have to leverage our financial position in order to attract additional funds to give us funds to secure more lease contracts. This cycle of using our available capital from this offering and or lines of credit to secure lease contracts and leveraging those to secure access to additional capital will continue as a cycle so that we can build our portfolio base and satisfy the cash requirements to finance the growth of the company. Additionally, at that time, there should be the start of a trend of the seasoning of the contracts and this should give us some foundation to go into a financial institution and arrange additional lines of credit. If we are unable to secure one in the first year or two, we may sell our contracts as a package and take our profit and start the funding process all over again. At some point, our track record and seasoning of the contracts will be sufficient to obtain a line of credit.

         Assuming we raise the maximum offering which would result in proceeds to the company of $804,872, we believe we will have sufficient funds to fund contracts while we season the initial contracts. We will always be able to take our existing contracts and remaining capital and leverage them to satisfy the cash requirements to finance the growth of the company. We will purchase software unique to this industry to enable us to service the contracts, but the major portion of all funds will be used to fund lease contracts since that is the way we will build up our revenue and asset base (portfolio). Of course, if we raise the maximum amount in this offering, we will have plenty funds to create a diversified portfolio where credit problems with any one contract will not cause a material problem with our company as a whole. The real key is marketing and obtaining good lease contracts and after that infrastructure is in place, to obtain some sort of additional financing like a line of credit to continue our growth.

         We have made no public announcements to date and have no additional or new products or services. In addition:

     o no monies are anticipated to be spent in the field of research and development;
     o no money has been spent or is contemplated to be spent on customer sponsored research activities relating to the development of new products, services or techniques; and
     o no money are anticipated to be spent on improvement of existing products, services or techniques.

         As of the filing date, the company has no employees. Subsequent to the filing, the company will employ one employee, the President and Principal, Charles E. Smith. As necessary due to lease volume, work load, and the like, employees will be brought on board.

         The company does not expect nor has it encountered any material effect from the discharge of materials, environmental agencies, capital expenditures for environmental control facilities, nor does it anticipate having to deal with any such issue in the future.

No segmented data is required for this offering.


         In summary then, the lease financing business is a non-regulated business where we will market for lease contracts, obtain them, service them and possibly sell them. If we can obtain lines of credit, we will be able to grow as fast as our marketing efforts can bring good lease contracts to us.

         The foregoing discussion contains forward looking statements that involve risks and uncertainties. These statements refer to our future plans, goals, objectives, expectations and intentions. These statements may be identified by the use of words such as "plans", "expects", "intends", and "anticipates", as well as similar expressions. Our actual results may vary materially from those indicated in such forward looking statements. Factors that could contribute to these differences include, but are not limited to, those discussed in this section and elsewhere in this prospectus.

                             DESCRIPTION OF PROPERTY


         We lease our corporate facilities from our sole officer and director which includes the use of telephones and equipment for $50.00 per month. This arrangement started in April 1999 when the business plan outline was written. This arrangement will continue until such time as the Company needs and can afford to lease its own office facilities.

                            MANAGEMENT OF THE COMPANY

         The directors and officers of the Company, their ages and principal positions are as follows:

         Name                    Age        Position
--------------------------------------------------------------------------------

         Charles Smith           42         President; Secretary and Director


Background of Directors and Executive Officers:

Charles Smith. Mr. Smith formed the Company and at this time is its only officer and director. His term as a director expires in May 2000. He graduated from Boston University, Boston, Massachusetts in 1979 and since that time has been a Certified Public Accountant involved in all phases of business including the audit of companies and tax matters. He is a consultant to various companies ranging from an art distribution company to a junior resource company which is developing a gold property in Sinaloa State, Mexico.
Mr. Smith's business affiliations during the last five years follow:
Chairman - Dynacap Group, Ltd. - a consulting and management firm - 1992 to the present.
Sole proprietor as a Certified Public Accountant - 1983 to the present.
Sole officer and Director - MC Cambridge, Inc. - a financial consulting firm - 1997 to present.

         In the risk factor section, reference was made to the risk that Mr. Smith would not initially spend full time on the activities of the company and that his current activities would take up some of his time. These activities include the financial and management consulting responsibilities and the accounting services he performs at this time. He can devote more and more time to the activities of the company as time goes on since the financial and management consulting can be cut back and even dropped at any time. Initially, he expects to spend ten to fifteen hours per week and increase that weekly time as the activities of the company require. Mr. Smith fully expects that the company will raise sufficient funds in this offering so that he will devote himself full time to the success of the company's plan of business.

                       DIRECTOR AND EXECUTIVE COMPENSATION

         Our sole officer and director has received no compensation other than the 160,000 shares of common stock he received for services in May 1998 and has no employment contract with the company.

     Name of Person          Capacity in which he served         Aggregate
Receiving compensation        to receive remuneration           remuneration
--------------------------------------------------------------------------------
     Charles Smith            President, Secretary              160,000 shares
                                and Treasurer                of common stock

         The common stock was issued soon after formation of the company and it is impracticable to determine the cash value. The stock was issued over one year ago for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing.

         As of the date of this offering, there are no plans to pay any remuneration to anyone in or associated with the company. When the company has funds and/or revenue, the Board of Directors will determine any remuneration at that time.

             DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE

         Our Articles of Incorporation and our Bylaws limit the liability of directors to the maximum extent permitted by Nevada law. We carry no director or executive liability insurance.


                             PRINCIPAL SHAREHOLDERS

         The following  table lists the persons who, at the date hereof,  own of record or beneficially, directly or indirectly, more than 10% of the outstanding
Common Stock, and all officers and directors of the Company:
                                 Name and Address           Amount owned
     Title                            of Owner              before offering     Percent
---------------------------------------------------------------------------------------

President, Secretary             Charles Smith              200,000             100.00%
    And Director                 709 B West Rusk
                                 Suite 580
                                 Rockwall, Texas 75087
After offering:    Minimum                                  200,000              80.00%
--------------
                   Maximum                                  200,000              16.67%



            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In May 1998, the President of the company received 200,000 shares of common stock which we issued to him for $2,500, composed of $500 cash and $2,000 of his services.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:
     o    a director or officer of the issuer;
     o    any principal security holder;
     o    any promoter of the issuer;
     o any relative or spouse, or relative of such spouse, of the above referenced persons.



                             SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    Unaudited          Audited              Audited
       Balance Sheet:              Sept 30, 1999    April 30, 1999        Dec 31, 1998
       ---------------------       -------------    --------------        ------------

       Working Capital               $ 116             $ 116                $   177
       Total Assets                  $ 116             $ 116                $   177
       Total Liabilities           $ 4,648             $ -0-                $   -0-
       Stockholders' Equity        $(4,532)            $ 116                $   116

                                                                          May 27,1998
                                                                          (date of
                                                                          inception)
       Statement of Operations:    Sept 30, 1999     April 30, 1999       Dec 31, 1998
       ------------------------    -------------     ----------------     ------------
       Revenue                      $   -0-            $   -0-              $    -0-
       Operating Expense            $ 4,709            $    61              $   2,323
       Operating Income (Loss)      $(4,709)           $  ( 61)             $  (2,323)
       Other Expenses               $     -0-          $   -0-              $     -0-
       Net Income (Loss)            $(4,709)           $  ( 61)             $  (2,323)


                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 CAPITALIZATION


         The following table sets forth our capitalization as of September 30, 1999. Our capitalization is presented on:

     o    an actual basis;
     o a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (50,000) we plan to sell in this offering; and



     o a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (1,000,000) we plan to sell in this offering.

                                                          After          After
                                       Actual            Minimum        Maximum
                                     Sept 30, 1999      Offering        Offering
                                     -------------      --------        --------
Stockholders' equity
Common Stock, $0.001 par value;

50,000,000 shares authorized;            200                 250          1,200
Additional Paid In Capital             2,300              35,122        806,172
Retained deficit                      (7,032)             (7,032)        (7,032)
Total Stockholders' Equity            (4,532)             28,340        800,340

Total Capitalization                  (4,532)             28,340        800,340

Number of shares outstanding         200,000             250,000      1,200,000

         The company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.


                                    DILUTION

If you purchase the common stock, you will experience an immediate and substantial dilution in the pro forma net tangible book value of the common stock from the initial offering price.


The pro forma net tangible book value (deficit) of the common stock as of September 30, 1999 was $(4,532) or $(0.02) per share. Pro forma net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding.

After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds therefrom (at an assumed initial public offering price of $1.00 per share, after deducting the underwriting discounts and commissions, and estimated offering expenses), our pro forma tangible book value as of September 30, 1999 would have been approximately $28,340 or $0.11 per share, if the minimum is sold, and $800,340 or $0.67 per share, if the maximum is sold.

This represents an immediate increase in net tangible book value per common share to our current stockholders and an immediate and substantial dilution to new stockholders purchasing shares in this offering. The decrease in net tangible book value is:


     o $21,660 or $0.89 per share if we sell the minimum number of shares (50,000) in this offering; and
     o $199,660 or $0.33 per share if we sell the maximum number of shares (1,000,000) in this offering.



The following table illustrates this per share dilution:

                                                             Minimum     Maximum
                                                             -------     -------

Assumed initial public offering price                          $1.00      $1.00

Pro forma net tangible book value as of July 31, 1999         ($0.02)    ($0.02)
Pro forma net tangible book value after this offering          $0.11      $0.67
Increase attributable to new stockholders:                     $0.13      $0.69

Pro forma net tangible book value

    as of September 30, 1999 after this offering               $0.11      $0.67
Decrease to new stockholders                                  ($0.89)    ($0.33)

         The following table summarizes on a pro forma basis as of September 30, 1999, shows the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:



                                                           After        After
                                           Actual         Minimum      Maximum
                                        Sept 30, 1999     Offering     Offering
                                        -------------     --------     --------

Existing stockholders:
    Consideration paid per share          0.0125

New stockholders:
    Consideration paid per share            1.00

Dilution to new stockholders                              ($0.89)     (0.33)

                           DESCRIPTION OF COMMON STOCK


         We have authorized capital in our Company consisting of 50,000,000 shares of Common Stock, $0.001 par value per share. As of September 30, 1999, there were 200,000 shares of Common Stock issued and outstanding.


         Every investor who purchases common stock is entitled to one vote at meetings of the shareholders of the Company and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of Common Stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.

                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.

                                 YEAR 2000 ISSUE

         At this time the company has no systems and the Year 2000 issues associated with them do not apply.

         However, we plan to purchase computer hardware and software with the proceeds of this offering, and when evaluating software to purchase, we will purchase software that is year 2000 compliant. When we purchase this hardware and software, we will be one hundred percent (100%) Year 2000 compliant. As part of our purchase, we will require proof that the hardware and software is Year 2000 compliant so we will be one hundred percent ready. The costs associated with this will be minimal because we will be purchasing new hardware and software and therefore have no cost of conversion or cost to be in a state of readiness.

         The above also causes the company to have a zero risk for problems at the Year 2000 and consequently the company has no contingency plans. The company will not be interfacing with any other company or service to process and service its leases so no Year 2000 problems will arise with respect to interfacing with service providers or others.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         There are no special federal tax implications associated with this business enterprise.

                                  LEGAL MATTERS

         Certain matters relating to the legality of the Common Stock offered hereby will be passed upon for the Company by French & Hamilton, Attorneys at Law, 14651 Dallas Parkway, Suite 434, Dallas, Texas 75248.

                                     EXPERTS

         The financial statements as of April 30, 1999 and December 31, 1998, and for the four months ended April 30, 1999 and for the fiscal period from inception (May 27, 1998) to December 31, 1998, of the Company included in this Prospectus have been audited by Mark L. Cleland, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.


         The financial statements dated September 30, 1999 included in this offering were prepared by management, are unaudited and have not been audited by Mark L. Cleland.


                                 TRANSFER AGENT

         We will serve as out own transfer agent and registrar for the common stock until such time as our registration on Form SB-1 is effective and then we intend to retain Signature Transfer Company, 14675 Midway Road, Suite 221, Dallas, Texas 75244.

                                 MARK L. CLELAND
                           CERTIFIED PUBLIC ACCOUNTANT
                         17430 CAMPBELL ROAD, SUITE 114
                               DALLAS, TEXAS 75252
                          972-735-0033 FAX 972-735-0035

                         ------------------------------



                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Asset Servicing Corporation
Rockwall, Texas

I have audited the accompanying balance sheets of Asset Servicing Corporation (a Nevada corporation in the development stage) as of April 30, 1999 and December 31, 1998 and the related statements of operations and accumulated deficit accumulated during the development stage, stockholders' equity and accumulated deficit, and cash flows for the four month period ending April 30, 1999, and the period May 27, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, based on my audit, the financial statements referred to above present fairly, in all material respects, the financial position of Asset Servicing Corporation as of April 30,1999 and December 31, 1998, and the results of their operations and their cash flows for the four month period ended April 30, 1999, and the period May 27, 1998 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note D to the financial statements, the Company has incurred net losses since its inception which raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.



/s/  Mark L. Cleland



Dallas, Texas
May 28, 1999



                           ASSET SERVICING CORPORATION
                        (A Development Stage Enterprise)

                                 BALANCE SHEETS
                       April 30, 1999 and December 31, 1998



                                     ASSETS
                                     ------

                                                             April 30, 1999       Dec 31, 1998
                                                             --------------      -------------

CURRENT ASSETS:
    Cash                                                     $          116      $         177
                                                             --------------      -------------

TOTAL ASSETS                                                 $          116      $         177
                                                             ==============      =============




                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

LIABILITIES

Accounts payable                                             $            0      $           0

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value                                      200                200
    Additional paid-in-capital                                        2,300              2,300
    Deficit accumulated during the development stage                 (2,384)            (2,323)
                                                             --------------      -------------
        Total Stockholders' Equity                                      116                177
                                                             --------------      -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $          116      $         177
                                                             ==============      =============



                           ASSET SERVICING CORPORATION
                        (A Development Stage Enterprise)


                    STATEMENTS OF OPERATIONS AND ACCUMULATED
                DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE
For The Four Month Period Ended April 30, 1999, The Period from May 27, 1998 (date of inception)
      to December 31, 1998, and The Period from May 27 (date of inception) to April 30, 1999



                                                                                  Accumulated
                                                                May 27, 1998          Since
                                              Four Months          Through          Inception
                                             April 30, 1999     Dec. 31, 1998     May 27, 1998
                                             -------------      -------------     ------------

REVENUE:                                     $           0      $           0     $          0


OPERATING EXPENSE:
  Labor                                                  0              2,000            2,000
  Licenses and fees                                      0                290              290
  Office expense                                        61                 33               94
                                             --------------------------------     ------------
     Total Operating Expense                            61              2,323            2,384

                                             --------------------------------     ------------
NET LOSS                                     $         (61)            (2,323)    $     (2,384))
                                             ================================     ============

Weighted average shares outstanding                200,000            200,000          200,000
                                             ================================     ============
LOSS PER SHARE                               $       (0.00)     $       (0.01)    $      (0.01)
                                             ================================     ============









See accompanying notes


                           ASSET SERVICING CORPORATION
                        (A Development Stage Enterprise)

           STATEMENTS OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
       Period from May 27, 1998 (date of inception) to December 31, 1998

                                                                        Deficit
                                                                       Accumulated
                                                                        during
                                   Common                Paid in       Development
                                   Shares      Amount    Capital         Stage          Total
                                  -------------------------------------------------- ----------

Balance,
     May 27, 1998
     (date of inception)                0   $        0   $       0    $         0    $        0

Shares issued on
   May 29, 1998 for:
    Services $0.0125 per share    160,000          160       1,840                         2000
    Cash $0.0125 per share         40,000           40         460                          500

Net Loss                                                                   (2,323)       (2,323)
                                  ------------------------------------------------   -----------

Balance
     December 31, 1998            200,000   $      200   $   2,300    $    (2,323)   $      177
                                  ================================================   ===========


Net Loss                                                                      (61)          (61)
                                  ------------------------------------------------   -----------

Balance
     April 30, 1999               200,000   $      200   $   2,300    $    (2,384)   $       116
                                  ================================================   ===========









See accompanying notes


                           ASSET SERVICING CORPORATION
                        (A Development Stage Enterprise)


                            STATEMENTS OF CASH FLOWS
 For The Four Month Period Ended April 30, 1999, The Period from May 27, 1998 (date of inception)
      to December 31, 1998, and The Period from May 27 (date of inception) to April 30, 1999



                                                                                Accumulated
                                                               May 27, 1998         Since
                                              Four Months       Through          Inception
                                              April 30, 1999    Dec 31,1998       May 27,1998
                                             --------------   -------------     --------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                  $         (61)   $      (2,323)    $      (2,384)
   Adjustments to reconcile net loss to net
        cash (used) by operating activities:
          Stock issued for services                                   2,000             2,000
                                             -------------------------------    --------------
NET CASH (USED) BY OPERATING ACTIVITIES:               (61)            (323)             (384)


CASH FLOWS FROM INVESTING ACTIVITIES:                    0                0                 0


CASH FLOWS FROM FINANCING ACTIVITIES:
   Sale of common stock                                  0              500               500
                                             -------------------------------    --------------

NET (DECREASE) INCREASE IN CASH:                       (61)             177               116

CASH AT BEGINNING OF PERIOD                            177                0                 0
                                             -------------------------------    --------------

CASH AT END OF PERIOD                        $         116              177     $         116
                                             ===============================    ==============











See accompanying notes


                           ASSET SERVICING CORPORATION
                        (A Development Stage Enterprise)


                            STATEMENTS OF CASH FLOWS
                DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE
For The Four Month Period Ended April 30, 1999, The Period from May 27, 1998 (date of inception)
      to December 31, 1998, and The Period from May 27 (date of inception) to April 30, 1999




                           SUPPLEMENTAL DISCLOSURE OF
                           --------------------------

                  CASH FLOW AND NON-CASH INVESTING ACTIVITIES
                  -------------------------------------------




                                                                    Accumulated
                                                     May 27, 1998      Since
                                      Four Months     Through       Inception
                                     April 30, 1999  Dec 31, 1998   May 27, 1998
                                     --------------  ------------   ------------

CASH FLOW INFORMATION:
----------------------

   Interest Paid                       $         0   $         0    $         0
   Income Taxes Paid                             0             0              0



NON-CASH FINANCING ACTIVITIES:
------------------------------

   Common Stock Issued For:
   Services                            $         0   $     2,000    $     2,000










See accompanying notes.
                                        6

                           ASSET SERVICING CORPORATION
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                      April 30, 1999 and December 31, 1998

Note A - Nature of Business and Summary of Significant Accounting Policies:
---------------------------------------------------------------------------

History:
--------
The Company was organized May 27, 1998 under the name of Asset Servicing Corporation to engage in any lawful act or activity under the general corporation law of the state of Nevada. The Company's business plan outlines its plan of operations, which is to lease vehicles and equipment to businesses with a class B or class C credit rating. The Company is in the development stage and has had no income.

Basis of Accounting:
--------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles. Sales are recorded as income in the period in which they are earned and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:
--------------------
Revenue is recognized when service is performed and amounts invoiced.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Loss per Common Share:
----------------------
Loss applicable to common share is based on the weighted average number of shares of common stock outstanding during the year.

Accounting Estimates:
---------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (AMT) system.

The Company uses an asset and liability approach for the accounting and financial reporting of income tax. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

                           ASSET SERVICING CORPORATION
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                      April 30, 1999 and December 31, 1998

Note B - Stockholders' Equity:
------------------------------

Common Stock:
-------------
The Company is authorized to issue 50,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At April 30, 1999 and December 31, 1998, there were 200,000 shares outstanding.

The Company has not paid a dividend to its shareholders.

Note C - Income Taxes:
----------------------

The Company has net tax operating loss carryforward of approximately $2,384 that is available to offset its future income tax liability. The net operating loss carryforward expire as follows:

         Year 2013           $2,323
         Year 2119               61

No deferred tax asset has been recognized for the operating loss, as any valuation allowance would reduce the benefit to zero.

Note D - Going Concern:
-----------------------

The Company has minimal capital resources available to meet obligations expected to be incurred given that it is a start up enterprise. Accordingly, the Company's continued existence is dependent upon the successful operation of the Company's business plan of operations, selling common stock in the Company, or obtaining financing. Unless these conditions among others are met, the Company may be unable to continue as a going concern.


                           ASSET SERVICING CORPORATION

                                 BALANCE SHEETS
                    September 30, 1999 and December 31, 1998



                                     ASSETS
                                     ------

                                                         Sept 30, 1999       Dec 31, 1998
                                                         -------------       ------------

CURRENT ASSETS:
    Cash                                                 $         116       $        177
                                                         -------------       ------------

TOTAL ASSETS                                             $         116       $        177
                                                         =============       ============



                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

LIABILITIES
  Accounts payable                                       $       2,730       $        -0-
  Advances from shareholder                                       1918
                                                         -------------       ------------
        Total Current Liabilities                                 4648                -0-


STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value                                 200                200
    Additional paid-in-capital                                    2300               2300
    Accumulated Deficit                                          (7032)            (2,323)
                                                         -------------       ------------
        Total Stockholders' Equity                               (4532)               177
                                                         -------------       ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $         116       $        177
                                                         =============       ============



                           ASSET SERVICING CORPORATION

                            STATEMENT OF OPERATTIONS
         Period from inception (May 27, 1998) to December 31, 1998, and
                      Nine months ended September 30, 1999


                                               Nine months       Period thru
                                              Sept 30, 1999      Dec 31, 1998
                                              -------------      ------------
REVENUE:                                         $    -0-        $      -0-

OPERATING EXPENSE:
    Labor                                               0             2,000
    Licenses and fees                               2,956               290
    Office expense                                    153
    Professional fees                               1,000
    Rent                                              600                33
                                                 --------        ----------
        Total Operating Expense                     4,709              2323

                                                 --------        ----------

NET LOSS                                         $ (4,709)       $   (2,323)
                                                 ========        ==========

Weighted average shares outstanding               200,000           200,000
                                                 ========        ==========
LOSS PER SHARE                                   ($  0.02)       $    (0.01)
                                                 ========        ==========



                           ASSET SERVICING CORPORATION

            STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
         Period from inception (May 27, 1998) to December 31, 1998, and
                      Nine months ended September 30, 1999


                                       Common            Paid In      Accumulated
                                  Shares     Amount      Capital         Deficit       Total
                                 ------------------------------------------------  ---------

Balance,
        May 27, 1998
        (date of inception)         -0-        -0-         -0-              -0-          -0-


Shares issued on
       May 29, 1998 for:
           Services               160,000      160       1,840                         2,000
           Cash                    40,000       40         460                           500

Net Loss                                                                 (2,323)      (2,323)
                                 ----------------------------------------------    ---------
Balance
        December 31, 1998         200,000      200       2,300            (2323)         177
                                 ==============================================    =========


Net Loss                                                                 (4,709)      (4,709)

Balance
        September 30, 1999       200,000       200       2,300           (7,032)      (4,532)
                                 ==============================================    =========



                           ASSET SERVICING CORPORATION

                             STATEMENT OF CASH FLOWS
            Period frominception (May 27, 1998) to December 31, 1998
                        Nine months ended Sept 30, 1999


                                                         Nine months        Period thru
                                                        Sept 30, 1999      Dec 31, 1998
                                                        -------------      ------------

CASH FLOWS FROM  OPERATING ACTIVITIES:
    Net loss                                                (4,709)            (2,323)
    Adjustments to reconcile net loss to net
      cash (used) by operating activities:
        Increase in accounts payable                         2,730
        Advances from shareholder                            1,918
        Stock issued for services                                               2,000
                                                          --------           --------
NET CASH (USED) BY OPERATING ACTIVITIES:                       (61)              (323)

CASH FLOWS FROM INVESTING ACTIVITIES:                          -0-                -0-

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock                                       -0-                500
                                                          --------           --------

NET INCREASE IN CASH                                           (61)               177

CASH, BEGINNING OF PERIOD                                      177                -0-
                                                          --------           --------

CASH, END OF PERIOD                                       $    116           $    177
                                                          ========           ========




         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

       The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.


            TABLE OF CONTENTS


Prospectus Summary                                                           2
Corporate Information                                                        2
Risk Factors                                                                 3
Plan of Distribution                                                         3
Use of Proceeds                                                              4
Management's Discussion and Analysis of Financial Condition                  5
Description of Property                                                      10
Management of the Company                                                    11
Director and Executive Compensation                                          11
Director's and Officers' Indemnification and Insurance                       12
Principal Shareholders                                                       12
Interest of Management and Others in Certain Transactions                    12
Summary Financial Data                                                       12
Dividend Policy                                                              13
Capitalization                                                               13
Dilution                                                                     14
Description of Common Stock                                                  15
Legal Proceedings                                                            15
Year 2000 Issue                                                              16
Certain Federal Income Tax Considerations                                    16
Legal Matters                                                                16
Experts                                                                      16
Transfer Agent                                                               16
Financial Statements                                                         F-1



         Until termination of this offering, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Indemnification of Directors and Officers

If   applicable,   the   Broker-Dealer   Selling   Agreement  will  provide  for
indemnification of the Company, and its officers, directors and employees against certain liabilities. **If applicable.

Item 14.  Other Expenses of Issuance and Distribution

All expenses. including all allocated general administrative and overhead expenses. related to the offering or the organization of the Company will be borne by the Company. The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.
                                                     Minimum          Maximum
                                                    --------        ----------
        SEC Registration Fee                        $    278        $      278
        Printing and Engraving Expenses                2,000            19,000
        Legal Fees and Expenses                        5,000             5,000
        Edgar Fees                                     1,800             1,800
        Marketing and Due Diligence Expenses           3,000            60,000
        Accounting Fees and Expenses                   1,000             1,000
        Blue Sky Fees and Expenses                     3,850             3,850
        Miscellaneous                                    200               200
                                                    --------        ----------
                  TOTAL                             $ 17,128        $   95,128

Item 15.  Recent Sales of Unregistered Securities

        The Company sold to its founder 200,000 shares of common stock which was issued to him for $2,500, composed of $500 cash and $2,000 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during May 1998, the founder, sole officer and director purchased stock for a combination of $500 cash and $2,000 of services.



                                      11.1

 Item 16. Exhibits

                The  following  Exhibits  are filed as part of the  Registration
Statement:

Exhibit No.      Identification of Exhibit
   3.1*   -    Articles of Incorporation
   3.2*   -    By Laws
   4.2*   -    Specimen Stock Certificate
  10.4*   -    Subscription Escrow Agreement
  10.5**  -    Form of Broker-Dealer Selling Agreement
  10.6    -    Form of Subscription Agreement
  23.1    -    Consent of French & Hamilton, Attorneys at Law
  23.2    -    Consent of Mark L. Cleland, Certified Public Accountant

*   Filed previously
** To be filed by amendment by Registrant if broker dealers are engaged to sell

Item 17.  Undertakings
                The Registrant hereby undertakes to:
         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
                (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
                (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.



                                      11.2

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockwall, State of Texas, on the 13th day of October, 1999.

                           ASSET SERVICING CORPORATION


                                            By:  /s/ Charles Smith, President
                                                 ----------------------------
                                                     Charles Smith, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature                        Title                           Date
------------------              -------

                                President, Secretary,
                                Treasurer; Director             October 13, 1999
------------------








                                      11.3